File No. 82-3827

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 1.910/ 406 /2006

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

06018260

October 31, 2006

SEC MAIL RECEIVED PROCESSING
NOV 03 2006
WASH. D.C. 213 SECTION

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

SUPPL

Dear Sir,

Subject: Reviewed Financial Statements, Management's Discussion and Analysis for third quarter 2006

Reference: Letter PTTEP No. 1.910/ 396 / 2006, dated October 27, 2006

Attachment:
1. Reviewed Financial Statements and consolidated financial statements of PTT Exploration and Production Public Company Limited as of September 30, 2006 and 2005, including English translations, all of which have been reviewed by the Auditor.
2. Management's Discussion and Analysis for third quarter 2006

PTT Exploration and Production Public Company Limited, or PTTEP, would like to submit its reviewed financial statements, consolidated financial statements, and Management's Discussion and Analysis for the third quarter of 2006 as per attachments 1 and 2. These attached financial statements have already been reviewed by the Office of the Auditor General of Thailand, and the Audit Committee on the basis that information is accurately represented and sufficient for investors.

PTTEP wishes to announce that the operating results presented in the Reviewed Financial Statements, as of September 30, 2006, are the same as those presented in PTTEP's announcement on the subject of the Unreviewed Financial Statements, and Analysis of Operating Results for the third quarter of 2006, dated October 27, 2006.

PROCESSED
NOV 13 2006
THOMSON FINANCIAL

Yours sincerely,

(Chatchawal Eimsiri)
Vice President, Finance and Accounting
Acting President

(Reviewed Quarter-3 and Consolidated F/S (F45-3))
Report: Reviewed Quarterly Financial Statements
Name PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY

	Ending	30 September	Reviewed (In thousands)	
	Quarter 3		For 9 Months	
Year	2006	2005	2006	2005
Net profit(loss)	6,812,914	7,183,001	21,929,075	16,917,503
EPS (baht)	2.08	2.20	6.69	5.18

Type of report:
Unqualified Opinion

Comment: Please see details in financial statements, auditor's report and remarks from SET SMART

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature ______________________
(Chatchawal Eimsiri)
Position Vice President, Finance and Accounting
Acting President

Authorized to sign on behalf of the company

AUDITOR'S REPORT AND FINANCIAL STATEMENTS

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

AND SUBSIDIARIES

FOR THE PERIOD OF THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2006

(TRANSLATION)

AUDITOR'S REPORT

TO: THE SHAREHOLDERS OF PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

The Office of the Auditor General of Thailand has reviewed the accompanying consolidated and the Company balance sheets as at September 30, 2006, the related consolidated and the Company statements of income for the periods of three months and nine months ended September 30, 2006 and 2005, the related consolidated and the Company statements of changes in shareholders' equity and statements of cash flows for the periods of nine months ended September 30, 2006 and 2005 of PTT Exploration and Production Public Company Limited and its subsidiaries. The Company's management is responsible for the correctness and completeness of information presented in these financial statements. The responsibility of the Office of the Auditor General of Thailand is to report on these financial statements based on our reviews.

The Office of the Auditor General of Thailand conducted our review in accordance with the Standard on Auditing applicable to review engagements. Those standard requires the Office of the Auditor General of Thailand plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. Accordingly, the Office of the Auditor General of Thailand do not express an audit opinion.

Based on our review, nothing has come to attention that causes the Office of the Auditor General of Thailand to believe that the accompanying consolidated and the Company financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

The Office of the Auditor General of Thailand previously audited the consolidated and the Company financial statements of PTT Exploration and Production Public Company Limited and its subsidiaries for the year ended December 31, 2005, in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements on February 14, 2006. The consolidated and the Company balance sheets as at December 31, 2005, as presented herein for comparative purposes, formed a part of the financial statements, which the Office of the Auditor General of Thailand audited and previously reported. The Office of the Auditor General of Thailand has not performed any other audit procedures subsequent to the date of that report.

(Signed) *Pensri Soranaraks*
(Pensri Soranaraks)
Deputy Auditor General

(Signed) *Suchitra Sommanus*
(Suchitra Sommanus)
Director of Audit Office

สำนักงานการตรวจเงินแผ่นดิน
Office of the Auditor General
October 24, 2006

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT SEPTEMBER 30, 2006 AND DECEMBER 31, 2005

Unit : Baht

Assets	Notes	Consolidated September 30, 2006 (Unaudited/ Reviewed)	Consolidated December 31, 2005 (Audited)	The Company September 30, 2006 (Unaudited/ Reviewed)	The Company December 31, 2005 (Audited)
Current Assets					
Cash and cash equivalents	3	22,143,173,569	30,507,066,433	4,306,671,974	13,821,767,602
Trade receivable-parent company	4	7,995,678,575	5,137,051,000	5,246,793,219	2,540,645,742
Trade receivables	4	1,658,693,692	1,849,812,595	68,175,822	41,319,079
Inventories		424,027,406	291,803,473	29,557,001	40,545,776
Materials and supplies-net		3,180,190,880	2,409,789,188	1,853,723,029	1,489,923,909
Other current assets					
Working capital from co-venturers		160,022,353	534,971,060	3,564,097	110,462,082
Other receivables		1,539,646,787	916,647,286	1,066,793,852	560,372,441
Accrued interest receivable		46,362,637	97,281,075	34,923,118	134,478,487
Other current assets		532,174,200	806,715,356	231,474,041	360,206,370
Total Current Assets		37,679,970,099	42,551,137,466	12,841,676,153	19,099,721,488
Non-current Assets					
Investments accounted for under equity method	6.2	415,127,581	397,862,789	44,584,233,017	38,916,753,798
Long-term loans to related parties	5.2	-	-	12,100,226,015	9,946,912,996
Property, plant and equipment-net	7	111,167,305,913	99,222,752,153	54,869,304,685	43,256,253,057
Intangible assets		329,072,990	325,752,931	315,121,149	309,811,693
Deferred income taxes	8.2	-	27,267,312	-	-
Other non-current assets					
Prepaid expenses	9	515,887,562	676,742,519	199,912,767	314,433,114
Deferred of bonds issuing expenses		3,514,943	10,696,585	3,514,943	6,390,806
Other non-current assets		96,551,958	105,130,129	14,803,675	14,907,176
Total Non-current Assets		112,527,460,947	100,766,204,418	112,087,116,251	92,765,462,640
Total Assets		150,207,431,046	143,317,341,884	124,928,792,404	111,865,184,128

Notes to financial statements form an integral part of these financial statements.

(Signed) *Chatchawal Eimsiri*
(Chatchawal Eimsiri)
Vice President, Finance and Accounting Division
Acting President

(Signed) *Sermsak Satchawannakul*
(Sermsak Satchawannakul)
Manager, Corporate Accounting

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT SEPTEMBER 30, 2006 AND DECEMBER 31, 2005

Unit : Baht

		Consolidated		The Company	
Liabilities and Shareholders' Equity	Notes	September 30, 2006 (Unaudited/ Reviewed)	December 31, 2005 (Audited)	September 30, 2006 (Unaudited/ Reviewed)	December 31, 2005 (Audited)
Current Liabilities					
Accounts payables		884,931,504	1,204,721,957	218,628,921	258,432,251
Current portion of long-term loans	10	14,801,896,134	8,234,088,363	7,274,436,134	-
Working capital to co-venturers		501,632,712	326,586,733	36,755,834	-
Accrued expenses		11,420,149,016	10,890,179,179	6,902,408,202	6,482,814,956
Accrued interest payable		311,787,534	366,868,747	36,310,672	209,890,585
Income tax payable		12,311,443,026	14,212,547,512	9,032,351,855	9,782,610,565
Other current liabilities		1,752,697,570	1,291,572,428	685,924,067	512,395,032
Total Current Liabilities		41,984,537,496	36,526,564,919	24,186,815,685	17,246,143,389
Non-current Liabilities					
Long-term loans from related party	5.3	-	-	3,355,808,903	-
Bonds	10	2,289,373,479	10,462,653,679	2,289,373,479	10,462,653,679
Deferred income taxes	8.2	12,260,021,200	12,408,244,776	8,109,809,328	7,806,670,485
Other non-current liabilities					
Deferred income	11	4,176,262,884	4,828,042,014	-	-
Provision for decommissioning costs	12	6,416,325,235	7,019,362,087	3,918,709,142	4,287,004,685
Other non-current liabilities		495,011,047	375,155,381	482,376,162	365,392,862
Total Non-current Liabilities		25,636,993,845	35,093,457,937	18,156,077,014	22,921,721,711
Total Liabilities		67,621,531,341	71,620,022,856	42,342,892,699	40,167,865,100
Shareholders' Equity					
Share capital	13				
Registered capital					
3,322,000,000 ordinary shares of Baht 1 each		3,322,000,000	-	3,322,000,000	-
664,400,000 ordinary shares of Baht 5 each		-	3,322,000,000	-	3,322,000,000
Issued and fully paid-up capital					
3,285,488,300 ordinary shares of Baht 1 each		3,285,488,300	-	3,285,488,300	-
654,932,100 ordinary shares of Baht 5 each		-	3,274,660,500	-	3,274,660,500
Share premium		12,287,422,520	11,918,329,000	12,287,422,520	11,918,329,000
Currency translation differences		(1,595,050,398)	(1,032,734,534)	(1,595,050,398)	(1,032,734,534)
Retained earnings					
Appropriated					
Legal reserve		332,200,000	332,200,000	332,200,000	332,200,000
Reserve for expansion		16,900,000,000	16,900,000,000	16,900,000,000	16,900,000,000
Unappropriated		51,375,839,283	40,304,864,062	51,375,839,283	40,304,864,062
Total Shareholders' Equity		82,585,899,705	71,697,319,028	82,585,899,705	71,697,319,028
Total Liabilities and Shareholders' Equity		150,207,431,046	143,317,341,884	124,928,792,404	111,865,184,128

Notes to financial statements form an integral part of these financial statements.

(TRANSLATION)

Unaudited/
Reviewed

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE PERIODS OF THREE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005

Unit : Baht

	Note	Consolidated		The Company	
		2006	2005	2006	2005
Revenues					
Sales		22,626,899,487	19,183,142,062	12,446,296,611	11,002,040,568
Revenue from pipeline transportation		821,066,205	518,285,806	-	-
Other revenues					
Gain on foreign exchange		173,367,879	-	142,068,846	18,019,723
Interest income		215,229,608	154,564,880	176,541,841	128,590,344
Other revenues		59,852,716	29,708,971	108,456,248	5,951,516
Share of profit from investments accounted for under equity method		-	100,840,955	1,787,574,804	3,105,260,732
Total Revenues		23,896,415,895	19,986,542,674	14,660,938,350	14,259,862,883
Expenses					
Operating expenses		1,395,964,108	1,480,626,712	824,781,089	654,984,405
Exploration expenses		1,529,555,117	358,007,684	31,980,426	168,688,397
General administrative expenses		611,862,641	690,836,100	277,116,193	403,903,999
Petroleum royalties and remuneration		3,488,577,405	2,511,449,029	1,555,787,076	1,375,255,072
Other expenses					
Loss on foreign exchange		-	13,858,977	-	-
Depreciation, depletion and amortization		4,318,194,430	2,414,139,716	1,410,723,306	1,425,765,614
Director's remuneration		2,531,250	2,262,500	2,531,250	2,262,500
Share of loss from investments accounted for under equity method		11,518,145	-	-	-
Total Expenses		11,358,203,096	7,471,180,718	4,102,919,340	4,030,859,987
Income before Interest and Income taxes		12,538,212,799	12,515,361,956	10,558,019,010	10,229,002,896
Interest expenses		313,852,203	349,218,815	206,680,899	197,418,471
Income taxes	8.1	5,411,446,823	4,983,142,009	3,538,424,338	2,848,583,293
Net Income		6,812,913,773	7,183,001,132	6,812,913,773	7,183,001,132
Earnings per share					
Basic earnings per share		2.08	2.20	2.08	2.20
Diluted earnings per share		2.07	2.19	2.07	2.19

Notes to financial statements form an integral part of these financial statements.

(TRANSLATION) **Unaudited/ Reviewed**

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE PERIODS OF NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005

Unit : Baht

	Notes	Consolidated 2006	Consolidated 2005	The Company 2006	The Company 2005
Revenues					
Sales		66,190,666,673	45,953,435,454	35,808,598,494	28,288,870,893
Revenue from pipeline transportation		2,126,202,371	1,434,314,989	-	-
Other revenues					
Gain on foreign exchange	14	1,021,394,453	163,956,316	716,992,055	-
Interest income		749,022,273	531,423,613	612,471,943	360,418,849
Other revenues		190,128,391	73,212,193	267,679,513	18,974,812
Share of profit from investments accounted for under equity method		-	139,775,935	7,366,002,223	6,974,655,343
Total Revenues		70,277,414,161	48,296,118,500	44,771,744,228	35,642,919,897
Expenses					
Operating expenses		4,753,601,980	3,344,559,916	2,282,420,547	1,744,423,793
Exploration expenses		2,521,440,601	830,753,912	381,512,374	184,963,162
General administrative expenses		2,043,205,081	1,848,360,788	933,429,586	1,031,269,742
Petroleum royalties and remuneration	15	10,211,388,730	5,760,730,893	4,475,882,942	3,536,108,863
Other expenses					
Loss on foreign exchange	14	-	-	-	499,507,877
Depreciation, depletion and amortization		11,581,107,345	6,479,046,026	4,257,822,636	4,319,864,713
Director's remuneration		7,987,500	6,993,750	7,987,500	6,993,750
Loss from divestment		-	577,873,705	-	-
Share of loss from investments accounted for under equity method		12,735,207	-	-	-
Total Expenses		31,131,466,444	18,848,318,990	12,339,055,585	11,323,131,900
Income before interest and income taxes		39,145,947,717	29,447,799,510	32,432,688,643	24,319,787,997
Interest expenses		950,456,037	1,012,976,443	561,792,691	559,425,373
Income taxes	8.1	16,266,417,066	11,517,319,654	9,941,821,338	6,842,859,211
Net Income		21,929,074,614	16,917,503,413	21,929,074,614	16,917,503,413
Earnings per share	16				
Basic earnings per share		6.69	5.18	6.69	5.18
Diluted earnings per share		6.67	5.17	6.67	5.17

Notes to financial statements form an integral part of these financial statements.

Unaudited/

Reviewed

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE PERIODS OF NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005

Unit : Baht

	Note	Consolidated and the Company						
		Share capital Issued and paid-up	Share premium	Currency translation differences	Legal reserve	Reserve for expansion	Retained earnings	Total
Balance - as at December 31, 2004		3,266,662,000	11,702,886,000	(1,154,551,974)	332,200,000	16,900,000,000	26,051,746,991	57,098,943,017
Share capital Issued and paid-up		7,141,500	190,619,400	-	-	-	-	197,760,900
Currency translation differences		-	-	169,751,947	-	-	-	169,751,947
Net income		-	-	-	-	-	16,917,503,413	16,917,503,413
Dividend paid		-	-	-	-	-	(9,481,570,550)	(9,481,570,550)
Balance - as at September 30, 2005		3,273,803,500	11,893,505,400	(984,800,027)	332,200,000	16,900,000,000	33,487,679,854	64,902,388,727
Balance - as at December 31, 2005		3,274,660,500	11,918,329,000	(1,032,734,534)	332,200,000	16,900,000,000	40,304,864,062	71,697,319,028
Share capital Issued and paid-up		10,827,800	369,093,520	-	-	-	-	379,921,320
Currency translation differences		-	-	(562,315,864)	-	-	-	(562,315,864)
Net income		-	-	-	-	-	21,929,074,614	21,929,074,614
Dividend paid	19	-	-	-	-	-	(10,858,099,393)	(10,858,099,393)
Balance - as at September 30, 2006		3,285,488,300	12,287,422,520	(1,595,050,398)	332,200,000	16,900,000,000	51,375,839,283	82,585,899,705

Notes to financial statements form an integral part of these financial statements.

Unaudited/

Reviewed

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE PERIODS OF NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005

Unit : Baht

	Consolidated		The Company	
	2006	2005	2006	2005
Cash flows from operating activities				
Net Income	21,929,074,614	16,917,503,413	21,929,074,614	16,917,503,413
Adjustment to reconcile net income to net cash				
provided by (used in) operating activities				
Share of (profit) loss from investments accounted for				
under equity method	12,735,207	(139,775,935)	(7,366,002,223)	(6,974,655,343)
Amortization of up-front payment under Bongkot Gas Sale Agreement	114,520,347	96,053,082	114,520,347	96,053,082
Depreciation, depletion and amortization	11,573,925,704	6,471,864,385	4,254,946,774	4,316,988,851
Amortization of bonds issuing expenses	7,181,641	7,181,641	2,875,862	2,875,862
Amortization of prepaid expenses	46,334,609	44,473,513	-	-
Bond Discount	831,637	831,637	-	-
Amortization of exploration costs	1,168,049,314	198,495,138	19,332,259	1,389,455
Gain on disposal of assets	-	(5,219,870)	-	(4,834,344)
Loss on disposal of materials	319,787	218,244	313,498	218,244
Deferred income taxes	19,304,644	2,090,541,187	303,138,843	(647,376,203)
Income recognized from deferred income	(613,973,916)	(585,949,310)	-	-
Unrealized (gain) loss on foreign exchange	(2,277,321,597)	1,036,466,210	(757,550,595)	599,368,798
Loss from divestment	-	577,873,705	-	-
	31,980,981,991	26,710,557,040	18,500,649,379	14,307,531,815
Changes in assets and liabilities				
Decrease in short-term investments	-	5,041,551,262	-	3,676,780,967
(Increase) decrease in trade receivables	156,943,300	(1,472,039,484)	(26,856,742)	(32,290,782)
Increase in trade receivable-parent company	(2,861,491,176)	(2,098,425,164)	(2,706,147,477)	(897,246,290)
(Increase) decrease in inventories	(132,223,933)	(530,120,780)	10,988,775	(6,490,876)
Increase in materials and supplies-net	(774,140,611)	(1,025,452,732)	(364,112,614)	(586,792,760)
(Increase) decrease in working capital from co-venturers	370,907,714	(254,166,997)	106,897,984	(2,478,337)
Increase in other receivables	(648,029,413)	(125,091,879)	(507,723,925)	(34,322,202)
(Increase) decrease in accrued interest receivable	50,467,482	(27,588,190)	99,553,510	(77,632,676)
(Increase) decrease in other current assets	273,672,518	(476,921,762)	128,261,652	(471,446,415)
Increase in prepaid expenses	-	(444,445,000)	-	(444,445,000)
(Increase) decrease in other non-current assets	8,386,713	(7,055,910)	103,500	(346,934)
(Decrease) increase in accounts payables	(270,861,976)	488,719,512	(38,822,019)	167,076,472

Notes to financial statements form an integral part of these financial statements.

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE PERIODS OF NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005

Unit : Baht

	Consolidated		The Company	
	2006	2005	2006	2005
Changes in assets and liabilities (continued)				
Increase in working capital to co-venturers	196,691,654	87,860,235	43,472,306	32,287,121
Increase in accrued expenses	624,653,632	6,223,152,449	460,315,920	3,586,233,658
Decrease in accrued interest payable	(53,003,019)	(15,446,339)	(173,576,894)	(171,907,639)
(Decrease) increase in income tax payable	(1,883,751,453)	905,939,822	(750,258,710)	54,638,735
Increase in other current liabilities	480,192,766	571,392,576	174,045,048	166,771,777
(Decrease) increase in deferred income	33,772	(361,888)	-	-
(Decrease) increase in other non-current liabilities	119,855,666	(107,581,901)	116,983,300	49,571,201
Loss from translation foreign entities' financial statements	(156,932,010)	(56,786,626)	-	-
	(4,498,628,374)	6,677,131,204	(3,426,876,386)	5,007,960,020
Net cash provided by operating activities	**27,482,353,617**	**33,387,688,244**	**15,073,772,993**	**19,315,491,835**
Cash flows from investing activities				
Increase in loans to related parties	-	-	(2,697,491,426)	(8,141,339,569)
Increase in investments accounted for under equity method	(30,000,000)	(399,500,000)	(30,000,000)	(399,404,697)
Dividend from related parties	-	73,060,000	1,166,207,140	17,150,105
Cash received from divestment	-	8,909,077,510	-	-
Increase in property, plant and equipment	(25,186,329,925)	(35,825,684,892)	(15,851,585,290)	(9,102,188,030)
Increase in intangible assets	(44,044,237)	(29,412,404)	(41,054,831)	(40,703,770)
Net cash used in investing activities	**(25,260,374,162)**	**(27,272,459,786)**	**(17,453,924,407)**	**(17,666,485,961)**
Cash flows from financing activities				
Increase in loan from related company	-	-	3,344,107,502	218,353,708
Cash received from common share issuing	379,921,320	197,760,900	379,921,320	197,760,900
Dividend paid	(10,855,480,767)	(9,477,842,720)	(10,855,480,767)	(9,477,842,720)
Net cash used in financing activities	**(10,475,559,447)**	**(9,280,081,820)**	**(7,131,451,945)**	**(9,061,728,112)**
Net decrease in cash and cash equivalents	(8,253,579,992)	(3,164,853,362)	(9,511,603,359)	(7,412,722,238)
Cash and cash equivalents at beginning of the period	**30,507,066,433**	**23,778,245,260**	**13,821,767,602**	**16,529,283,867**
	22,253,486,441	20,613,391,898	4,310,164,243	9,116,561,629
Effects of exchange differences	(110,312,872)	23,031,804	(3,492,269)	6,797,854
Cash and cash equivalents at end of the period	**22,143,173,569**	**20,636,423,702**	**4,306,671,974**	**9,123,359,483**
Supplementary cash flow information				
Net cash paid during the period for				
Interest expenses	975,352,740	1,024,670,011	717,672,415	726,189,283
Income taxes	18,160,634,299	12,672,542,278	10,379,406,630	7,384,747,406

Notes to financial statements form an integral part of these financial statements.

(UNIT: MILLION BAHT, EXCEPT AS NOTED)

1. General Information

1.1 Purpose of the Interim Financial Statements

These interim financial statements are intended to provide additional information other than that included in the latest annual financial statements. Accordingly, the interim financial statements focus on reporting of new activities, events and circumstances so as not to duplicate information previously reported. These interim financial statements should therefore be read in conjunction with the latest annual financial statements.

1.2 Preparation of Interim Financial Statements

These interim financial statements are prepared in accordance with Accounting Standards No. 41 "Interim financial statements". The Company presents line items in the balance sheets, statements of income, statements of changes in shareholders' equity, and statements of cash flows, as in the annual financial statements and discloses only significant information in Notes to financial statements.

1.3 Basis in Preparing Consolidated Financial Statements

These financial statements are prepared with the same basis as financial statements for the year ended December 31, 2005. During the period, there are some changes in investments in subsidiary and associate companies as discussed in Note 2. PTTEP and subsidiaries record accounting transactions of various joint venture projects, irrespective of whether operated by the Company or others, in proportion to the working interest held by the company which changed according to Note 21.

1.4 Summary of Significant Accounting Policies

These financial statements are prepared in accordance with generally accepted accounting principles in Thailand. For preparing of the interim financial statements, the Company applies the same accounting policies and methods of computation as in the financial statements for the year ended December 31, 2005.

2. The Changes of Investments in Subsidiary and Associated Undertakings

On June 26, 2006, the Company holds 20% of the total shares in PTT ICT Solutions Company Limited which has registered capital of Baht 150 million, consisting of 15 million ordinary shares at Baht 10 each.

On July 19, 2006, the Company incorporated PTTEP Bahrain Company Limited with registered capital USD 50,000, consisting of 50,000 ordinary shares at USD 1 each, with 100% shareholding by PTTEP Oman Company Limited.

3. Cash and cash equivalents

	Consolidated		The Company	
	Sep. 30, 2006	Dec. 31, 2005	Sep. 30, 2006	Dec. 31, 2005
Cash on hand and at banks	14,259.36	6,170.13	1,556.08	1,822.33
Cash equivalents				
- Fixed deposits	4,434.23	4,873.08	370.20	1,087.17
- Treasury bills and promissory notes	3,449.58	19,463.86	2,380.39	10,912.27
Total	22,143.17	30,507.07	4,306.67	13,821.77

The interest rate of saving deposits held at call with banks is 0.75-4.19 % per annum (2005: 0.25-2.37 % per annum).

The interest rate of fixed deposits held at call with banks is 3.82-4.70 % per annum (2005: 1.60-3.07 % per annum).

4. Trade Receivables

Trade receivables comprised:

	Consolidated		The Company	
	Sep. 30, 2006	Dec. 31, 2005	Sep. 30, 2006	Dec. 31, 2005
Trade Receivable - parent company	7,995.68	5,137.05	5,246.79	2,540.65
Trade Receivable – others				
Myanmar Oil and Gas Enterprise	641.44	549.14	-	-
Electricity Generating Authority of Thailand	131.85	165.27	32.97	41.32
Others	885.40	1,135.40	35.21	-
Total	1,658.69	1,849.81	68.18	41.32

5. Related Party Transactions

Significant transactions with related parties are summarized as follows:

5.1 Revenue and expense with related parties

Significant transactions with related parties for the periods of nine months ended September 30, 2006 and 2005 are as follows:

	Consolidated		The Company	
	2006	2005	2006	2005
Parent company - PTT Public Company Limited				
Revenue from petroleum sold (at price fixed with reference to world market)	54,404.73	42,719.65	35,449.99	27,870.88
Revenue from rental (market price)	14.00	14.38	14.00	14.38
Amortization of up-front payment under Bongkot Gas Sale Agreement	114.52	96.05	114.52	96.05
Subsidiary companies				
Interest income	-	-	384.68	123.51

5.2 Long-Term Loans to Related Parties

As at September 30, 2006, the Company has loans to subsidiary companies amounting to Baht 12,100.23 million with interest rate 4.625% per annum. The subsidiary companies shall occasionally repay the loans.

5.3 Long-Term Loans from Related Party

As at September 30, 2006, the Company has loans from subsidiary company amounting to Baht 3,355.81 million with interest rate 4.625% per annum. The Company shall occasionally repay the loans.

6. Investments Accounted for under Equity Method

6.1 Subsidiary Companies, Associated Companies, and Jointly Controlled Entities

Company	Type of business	Paid-in capital		Shareholding by	Percent of interest		Investment				Dividend for the periods of nine months ended	
							Cost Method		Equity Method			
		Sep. 30, 2006	Dec. 31, 2005		Sep. 30, 2006	Dec. 31, 2005	Sep. 30, 2006	Dec. 31, 2005	Sep. 30, 2006	Dec. 31, 2005	Sep. 30, 2006	Sep. 30, 2005
Subsidiary Companies												
PTTEP International Limited (PTTEPI)	Petroleum	20,000.00	20,000.00	PTTEP	100%	100%	20,000.00	20,000.00	30,150.85	28,296.98	-	-
PTTEP Offshore Investment Company Limited (PTTEPO)	Commerce	0.17	0.17	PTTEP	75%	75%	0.13	0.13	10,695.34	7,431.90	-	-
				PTTEPI	25%	25%	0.04	0.04	3,571.66	2,504.87	-	-
PTTEP Southwest Vietnam Company Limited (PTTEP SV)	Petroleum	2.03	2.03	PTTEPO	100%	100%	2.03	2.03	(169.33)	(171.98)	-	-
PTTEP Kim Long Vietnam Company Limited (PTTEP KV)	Petroleum	2.03	2.03	PTTEPO	100%	100%	2.03	2.03	(300.61)	(226.67)	-	-
PTTEP Hoang-Long Company Limited (PTTEP HL)	Petroleum	2.12	2.12	PTTEPO	100%	100%	2.12	2.12	(1,405.18)	(1,185.34)	-	-
PTTEP Hoan-Vu Company Limited (PTTEP HV)	Petroleum	2.16	2.16	PTTEPO	100%	100%	2.16	2.16	(1,831.35)	(1,971.74)	-	-
PTTEP Oman Company Limited (PTTEP OM)	Petroleum	2.16	2.16	PTTEPO	100%	100%	2.16	2.16	(724.56)	(606.29)	-	-
PTTEP Algeria Company Limited (PTTEP AG)	Petroleum	2.10	2.10	PTTEPO	100%	100%	2.10	2.10	(557.39)	(438.76)	-	-
PTTEP (THAILAND) LIMITED (PTTEPT)	Petroleum	100.00	100.00	PTTEPI	51%	51%	51.00	51.00	(21.46)	21.90	-	-
				PTTEP OM	49%	49%	49.00	49.00	(20.62)	21.04	-	-
PTTEP Services Limited (PTTEP Services)	Services	1.00	1.00	PTTEP	25%	25%	0.25	0.25	10.50	2.19	-	-
				PTTEPT	75%	75%	0.75	0.75	31.51	6.57	-	-
PTTEP Siam Limited (PTTEPS)	Petroleum	100.00	100.00	PTTEP	49%	49%	3,719.03	3,719.03	3,312.41	2,787.82	1,166.21	17.15
				PTTEPO	51%	51%	3,864.89	3,864.89	3,443.68	2,897.14	1,213.79	17.85
PTTEP Iran Company Limited (PTTEP IR)	Petroleum	1.91	1.91	PTTEP OM	100%	100%	1.91	1.91	(73.60)	(17.25)	-	-
Diamond Petroleum Company Limited (DPC)	Petroleum	2.05	2.05	PTTEPO	100%	100%	2.05	2.05	1.61	1.88	-	-
PTTEP Merangin Company Limited (PTTEPM)	Petroleum	2.05	2.05	PTTEPO	100%	100%	2.05	2.05	(37.88)	1.88	-	-
PTTEP Bahrain Company Limited (PTTEP BH)	Petroleum	1.90	-	PTTEP OM	100%	-	1.90	-	1.75	-	-	-
Associated Companies												
Energy Complex Company Limited (EnCo)	Commerce	800.00	800.00	PTTEP	50%	50%	400.00	400.00	394.93	397.86	-	-
PTT ICT Solutions Company Limited (PTT ICT)	Services	150.00	-	PTTEP	20%	-	30.00	-	20.20	-	-	-
Jointly Controlled Entities												
Carigali – PTTEPI Operating Company Sdn. Bhd. (CPOC)	Petroleum, Malaysia	2.21	2.21	PTTEPI	50%	50%	1.11	1.11	1.02	1.09	-	-
Moattama Gas Transportation Company (MGTC)	Gas pipeline transportation, Union of Myanmar	0.76	0.76	PTTEPO	25.5%	25.5%	0.19	0.19	1,669.71	1,796.47	1,694.72	1,397.89
Taninthayi Pipeline Company LLC (TPC)	Gas pipeline transportation, Union of Myanmar	2.62	2.62	PTTEPO	19.3178%	19.3178%	0.57	0.57	1,803.63	1,935.68	1,119.05	-
Orange Energy Limited (Orange)	Petroleum, Thailand	100.00	100.00	PTTEPO	53.9496%	53.9496%	13,567.69	13,567.69	11,357.07	14,393.82	2,925.96	-
B8/32 Partners Limited (B8/32 Partners)	Petroleum, Thailand	110.00	110.00	PTTEPO	25.0009%	25.0009%	4,523.69	4,523.69	3,816.10	4,772.52	1,251.35	-

Relationship: The Company directly or indirectly holds the shares in subsidiaries, associates, and jointly controlled entitles. Subsidiaries' management team is from the Company.

6.2 Investments Accounted for under Equity Method

Investments accounted for under equity method represented in the consolidated and the Company's balance sheets comprised:

	Consolidated		The Company	
	Sep. 30, 2006	Dec. 31, 2005	Sep. 30, 2006	Dec. 31, 2005
PTTEP International Limited	-	-	30,150.85	28,296.98
PTTEP Offshore Investment Company Limited	-	-	10,695.34	7,431.90
PTTEP Services Limited	-	-	10.50	2.19
PTTEP Siam Limited	-	-	3,312.41	2,787.82
Energy Complex Company Limited	394.93	397.86	394.93	397.86
PTT ICT Solutions Company Limited	20.20	-	20.20	-
Total	415.13	397.86	44,584.23	38,916.75

The Company's investments in jointly controlled entities are recorded in the financial statements of the Company by the equity method. The Company presents its share of the assets, liabilities, income and expenses of jointly controlled entities together with similar items, under similar headings in the proportionate consolidated financial statements.

Transactions of jointly controlled entities are included in the Company's financial statements as follows: -

	CPOC		MGTC		TPC		Orange		B8/32 Partners	
	Sep. 30, 2006	Dec. 31, 2005	Sep. 30, 2006	Dec. 31, 2005	Sep. 30, 2006	Dec. 31, 2005	Sep. 30, 2006	Dec. 31, 2005	Sep. 30, 2006	Dec. 31, 2005
Balance Sheets :										
Current assets	1.10	41.44	757.31	800.08	470.47	405.54	2,603.07	3,558.58	700.38	1,504.01
Non-current assets	-	-	3,738.37	4,233.37	2,068.90	2,338.44	6,257.45	7,284.60	2,580.07	2,834.27
Current liabilities	(0.08)	(40.35)	(50.47)	(176.88)	(31.22)	(32.96)	(3,027.64)	(2,677.35)	(861.89)	(1,111.44)
Non-current liabilities	-	-	(2,564.00)	(2,938.20)	(697.29)	(770.43)	(1,597.57)	(2,151.50)	(704.44)	(911.77)
Assets net	**1.02**	**1.09**	**1,881.21**	**1,918.37**	**1,810.86**	**1,940.59**	**4,235.31**	**6,014.33**	**1,714.12**	**2,315.07**

	CPOC		MGTC		TPC		Orange		B8/32 Partners	
	For the periods of nine months ended									
	Sep. 30, 2006	Sep. 30, 2005	Sep. 30, 2006	Sep. 30, 2005	Sep. 30, 2006	Sep. 30, 2005	Sep. 30, 2006	Sep. 30, 2005	Sep. 30, 2006	Sep. 30, 2005
Statements of Income :										
Revenues	-	-	2,748.29	2,169.44	1,937.39	1,573.50	8,842.24	916.21	3,174.43	391.55
Expenses	-	-	(160.95)	(176.01)	(139.68)	(139.90)	(5,960.64)	(422.05)	(2,144.97)	(148.74)
Income before interest expenses and income taxes	-	-	2,587.34	1,993.43	1,797.71	1,433.60	2,881.60	494.16	1,029.46	242.81
Interest expenses	-	-	-	-	-	-	-	(0.87)	-	-
Income taxes	-	-	(729.46)	(512.92)	(523.51)	(401.50)	(1,576.96)	(137.71)	(379.06)	(177.60)
Net income	-	-	**1,857.88**	**1,480.51**	**1,274.20**	**1,032.10**	**1,304.64**	**355.58**	**650.40**	**65.21**

7. Property, Plant and Equipment - Net

	Consolidated						
	Oil and Gas Properties				Pipeline	Others	Total
	Proved Properties and Related Producing Properties	Unproved Properties	Support Equipment and Facilities	Decommissioning Costs			
Historical cost							
Balance as at December 31, 2005	143,651.59	3,326.08	2,483.15	7,254.16	8,313.75	2,169.77	167,198.50
Increase during the period	21,193.62	3,487.41	108.82	-	0.66	330.57	25,121.08
Decrease during the period	(128.79)	(1,020.88)	(2.62)	-	-	-	(1,152.29)
Currency translation differences	-	-	-	-	(715.87)	-	(715.87)
Balance as at September 30, 2006	164,716.42	5,792.61	2,589.35	7,254.16	7,598.54	2,500.34	190,451.42
Accumulated depreciation							
Balance as at December 31, 2005	(60,236.29)	-	(1,703.18)	(3,260.15)	(2,020.07)	(756.06)	(67,975.75)
Depreciation for the period	(10,711.66)	-	(98.64)	(313.22)	(172.15)	(162.18)	(11,457.85)
Decrease during the period	-	-	2.58	-	-	-	2.58
Currency translation differences	-	-	-	-	146.76	0.15	146.91
Balance as at September 30, 2006	(70,947.95)	-	(1,799.24)	(3,573.37)	(2,045.46)	(918.09)	(79,284.11)
Net book value as at December 31, 2005	83,415.30	3,326.08	779.97	3,994.01	6,293.68	1,413.71	99,222.75
Net book value as at September 30, 2006	93,768.47	5,792.61	790.11	3,680.79	5,553.08	1,582.25	111,167.31

Depreciation included in statement of income for the period of nine months ended September 30, 2005 Baht 6,425.70 Million

Depreciation included in statement of income for the period of nine months ended September 30, 2006 Baht 11,457.85 Million

	The Company						
	Oil and Gas Properties				Pipeline	Others	Total
	Proved Properties and Related Producing Properties	Unproved Properties	Support Equipment and Facilities	Decommissioning Costs			
<u>Historical cost</u>							
Balance as at December 31, 2005	71,311.62	-	1,027.52	4,481.72	-	1,341.02	78,161.88
Increase during the period	15,513.15	-	30.71	-	-	307.73	15,851.59
Decrease during the period	(19.33)	-	(0.66)	-	-	-	(19.99)
Balance as at September 30, 2006	86,805.44	-	1,057.57	4,481.72	-	1,648.75	93,993.48
<u>Accumulated depreciation</u>							
Balance as at December 31, 2005	(31,630.73)	-	(889.99)	(1,660.21)	-	(724.70)	(34,905.63)
Depreciation for the period	(3,862.69)	-	(33.03)	(203.52)	-	(119.96)	(4,219.20)
Decrease during the period	-	-	0.65	-	-	-	0.65
Balance as at September 30, 2006	(35,493.42)	-	(922.37)	(1,863.73)	-	(844.66)	(39,124.18)
Net book value as at December 31, 2005	39,680.89	-	137.53	2,821.51	-	616.32	43,256.25
Net book value as at September 30, 2006	51,312.02	-	135.20	2,617.99	-	804.09	54,869.30

Depreciation included in statement of income for the period of nine months ended September 30, 2005	Baht 4,282.48	Million
Depreciation included in statement of income for the period of nine months ended September 30, 2006	Baht 4,219.20	Million

8. Income taxes and Deferred Income Taxes

8.1 Income taxes

Income taxes for the periods of three months ended September 30, 2006 and 2005 are as follows:

	Consolidated		The Company	
	2006	2005	2006	2005
Petroleum income tax				
Current tax expenses	5,192.97	4,268.78	3,349.35	2,967.00
Deferred tax expenses	(259.85)	(5.40)	133.36	(142.67)
Total	4,933.12	4,263.38	3,482.71	2,824.33
Income tax under Revenue Code				
Current tax expenses	(257.83)	201.62	43.08	24.48
Deferred tax expenses	12.81	(0.85)	12.63	(0.23)
Total	(245.02)	200.77	55.71	24.25
Income tax in the Foreign Country				
Current tax expenses	702.19	459.84	-	-
Deferred tax expenses	21.16	59.15	-	-
Total	723.35	518.99	-	-
Total income taxes	5,411.45	4,983.14	3,538.42	2,848.58

Income taxes for the periods of nine months ended September 30, 2006 and 2005 are as follows:

	Consolidated		The Company	
	2006	2005	2006	2005
Petroleum income tax				
Current tax expenses	14,302.29	9,718.97	8,987.75	7,308.41
Deferred tax expenses	289.81	(370.02)	883.65	(647.15)
Total	14,592.10	9,348.95	9,871.40	6,661.26
Income tax under Revenue Code				
Current tax expenses	(331.75)	804.62	4.74	181.83
Deferred tax expenses	86.45	(12.41)	65.68	(0.23)
Total	(245.30)	792.21	70.42	181.60
Income tax in the Foreign Country				
Current tax expenses	1,787.60	1,204.16	-	-
Deferred tax expenses	132.02	172.00	-	-
Total	1,919.62	1,376.16	-	-
Total income taxes	16,266.42	11,517.32	9,941.82	6,842.86

	Tax Rate
Petroleum income tax on petroleum business in Thailand	
Pursuant to Petroleum Income Tax Act B.E. 2514 and 2532	50%
Income tax under Revenue Code	
Net income in portion of amount exceeding Baht 300 million	30%
Net income in portion of amount not exceeding Baht 300 million for the period of 5 years from 2002 to 2006	25%
Income tax in the Union of Myanmar	30%

8.2 Deferred Income Taxes

Deferred income taxes represented in the consolidated and the Company's balance sheets are as follows:

	Consolidated		The Company	
	Sep. 30, 2006	Dec. 31, 2005	Sep. 30, 2006	Dec. 31, 2005
Deferred income tax assets				
Petroleum income tax	-	(9.08)	-	-
Income tax under Revenue Code	-	36.35	-	-
Total	-	27.27	-	-
Deferred income tax liabilities				
Petroleum income tax	10,626.71	10,816.31	8,046.62	7,809.17
Income tax under Revenue Code	47.60	(2.50)	63.19	(2.50)
Income tax in the foreign country	1,585.71	1,594.43	-	-
Total	12,260.02	12,408.24	8,109.81	7,806.67
	12,260.02	12,380.97	8,109.81	7,806.67

Deferred income taxes represented in the consolidated and the Company's balance sheets by categories are as follows:

	Consolidated		The Company	
	Sep. 30, 2006	Dec. 31, 2005	Sep. 30, 2006	Dec. 31, 2005
Amortization of decommissioning costs and gain from revaluation of decommissioning costs	1,360.85	1,511.93	650.38	732.75
Provision for obsolete stock	26.60	26.60	-	-
Provision for retirement benefits	146.42	98.27	140.10	93.39
Gas price reduction	646.20	-	646.20	-
Depreciation	(14,324.34)	(13,961.85)	(9,430.74)	(8,576.89)
Bonds	(115.75)	(55.92)	(115.75)	(55.92)
Total	(12,260.02)	(12,380.97)	(8,109.81)	(7,806.67)

Deferred income tax assets and liabilities are offset when related to the same legal tax authority.

9. Prepaid Expenses

Prepaid expenses comprised:

	Consolidated		The Company	
	Sep. 30, 2006	Dec. 31, 2005	Sep. 30, 2006	Dec. 31, 2005
Petroleum royalty to the government of the Union of Myanmar	315.98	362.31	-	-
Up-front payment under Bongkot Gas Sale Agreement	199.91	314.43	199.91	314.43
Total	515.89	676.74	199.91	314.43

PTTEPI made prepayment for royalty of Yadana and Yetagun projects to the government of the Union of Myanmar. These expenses will be amortized when the deferred income discussed in Note 11 is recognized.

The Company made an up-front payment to PTT under Amendment of Bongkot Gas Sales Agreement. PTT will purchase an additional gas volume of 61 Billion cubic feet during the period from April 1, 2005 to October 1, 2008. An up-front payment will be amortized on the basis of additional gas sale volume.

10. Bonds

Bonds comprised:

	Consolidated			
	Sep. 30, 2006		Dec. 31, 2005	
	Million USD	Million Baht	Million USD	Million Baht
Unsecured and unsubordinated	454.10	17,091.27	454.10	18,696.74
Less Current portion of long-term loans	(393.28)	(14,801.90)	(200.00)	(8,234.09)
Total	60.82	2,289.37	254.10	10,462.65

	The Company			
	Sep. 30, 2006		Dec. 31, 2005	
	Million USD	Million Baht	Million USD	Million Baht
Unsecured and unsubordinated	254.10	9,563.81	254.10	10,462.65
Less Current portion of long-term loan	(193.28)	(7,274.44)	-	-
Total	60.82	2,289.37	254.10	10,462.65

PTTEPI issued 200,000 unsubordinated bonds with a face value of USD 1,000 each, totaling USD 200 million, guaranteed by the Company. The bonds bear interest at a rate of 7.625% per annum, payable every six months on April 1 and October 1 of each year, and have a maturity period of 10 years, to be redeemed on October 1, 2006.

The Company issued 230 unsecured unsubordinated bonds with a face value of Yen 100 million each, totaling Yen 23 billion. The bonds bear interest at a rate of 3.35% per annum and have a redemption period of 10 years, to be redeemed on September 19, 2007. On the date of the bond issuance, the Company entered into a swap agreement with a foreign bank to swap Yen for USD 193.28 million. Under this agreement, interest is charged at the rate of 7.86% per annum, payable every six months on March 19 and September 19 of each year.

The Company issued 2,500,000 unsecured unsubordinated bonds with a face value of Baht 1,000 each, totaling Baht 2,500 million. The bonds bear interest at a rate of 4.625% per annum, payable every six months on March 27 and September 27 of each year, and have a maturity period of 15 years, to be redeemed on March 27, 2018. On September 27, 2005, the Company entered into a Cross Currency Swap transaction with a bank to swap Baht for USD 60.82 million. Under this agreement, interest is charged at the rate of 3.85% per annum with effective until the expiry date, payable every six months on March 27 and September 27 of each year.

11. Deferred Income

Deferred income arises from PTTEPI receive advance payments from PTT for natural gas, and MGTC and TPC receive advance payments from MOGE for pipeline transportation that PTT was not yet able to take receipt of in 1999 - 2001 in accordance with the volumes stipulated in the gas sales contract of the Yadana and Yetagun Projects. The deferred income will be recognized by PTTEPI, MGTC and TPC when PTT takes receipt of the gas in future years. Deferred income comprised:

	Sep. 30, 2006	Dec. 31, 2005
Deferred income for the year 1999	590.57	1,051.52
Deferred income for the year 2000	2,957.93	3,010.42
Deferred income for the year 2001	627.76	766.10
Total	4,176.26	4,828.04

12. Provision for Decommissioning Costs

The Group recognized provision for liabilities as at September 30, 2006 and December 31, 2005 for decommissioning costs expected to be incurred in the future amounting to Baht 6,416.33 million and Baht 7,019.36 million, respectively. The provision has been estimated using existing technology, at current price by the Group's own engineers and managerial judgment.

13. Share Capital

On April 12, 2006, the Company registered the change in its par value from Baht 5 each with 664.40 million ordinary shares to be Baht 1 each with 3,322 million ordinary shares or a total of Baht 3,322 million. On August 8, 2006, the Company registered the change in its issued and fully paid-up capital to be 3,285.49 million ordinary shares at Baht 1 each, or a total of Baht 3,285.49 million.

The Company reserves ordinary shares for the exercise of warrants to purchase ordinary shares by employees (Employee Stock Ownership Plan or ESOP) for 5 years, total 62.00 million ordinary shares. The split of its par value affected the exercise right (warrant per ordinary share) from 1 : 1 to be 1 : 5 with the exercise price from Baht 111, 117, 183, 278 and 456 to be Baht 22.2, 23.4, 36.6, 55.6 and 91.2, respectively. As at September 30, 2006, the employees exercised the warrants to purchase 25.49 million shares. Therefore, there are outstanding balances of reserved shares 36.51 million shares. The details as follow:-

Date of warrants issued	Exercised price (Baht per share)	Exercised right (warrant per ordinary share)	The number of allotted shared (million shares)	The number of reserved shares (million shares)
August 1, 2002	22.2	1:5	9.59	0.41
August 1, 2003	23.4	1:5	6.98	3.02
August 1, 2004	36.6	1:5	6.23	7.77
August 1, 2005	55.6	1:5	2.69	11.31
August 1, 2006	91.2	1:5	-	14.00
	Total		25.49	36.51

14. Gain (Loss) on Foreign Exchange

Gain (loss) on foreign exchange for the periods of nine months ended September 30, 2006 and 2005 are as follows:

	Consolidated		The Company	
	2006	2005	2006	2005
Realized gain (loss) on foreign exchange	(1,255.93)	1,200.43	(40.56)	99.86
Unrealized gain (loss) on foreign exchange	2,277.32	(1,036.47)	757.55	(599.37)
Total	1,021.39	163.96	716.99	(499.51)

15. Petroleum royalties and remuneration

Petroleum royalties and remuneration for the periods of nine months ended September 30, 2006 and 2005 are as follows:

	Consolidated		The Company	
	2006	2005	2006	2005
Petroleum royalties	8,377.20	5,606.47	4,475.88	3,536.11
Special remuneration benefits	1,834.19	154.26	-	-
Total	10,211.39	5,760.73	4,475.88	3,536.11

16. Earnings per share

	Consolidated and the Company	
	For the periods of nine months ended September 30	
	2006	2005
Net income attributable to shareholders (Million Baht)	21,929.07	16,917.50
Weighted average number of outside ordinary shares in issue (no. of share, Million)	3,277.04	3,268.22
Basic earnings per share (Baht)	6.69	5.18

A diluted earnings per share calculation is carried out to determine the number of shares that could have been acquired at market price (determined as the average share price of the Company's shares during the period) based on the monetary value of the subscription rights attached to outstanding share options. This calculation serves to determine the "unpurchase" shares to be added to the ordinary shares outstanding for the purpose of computing the dilution; for the share options calculation, no adjustment is made to net income.

	Consolidated and the Company	
	For the periods of nine months ended September 30	
	2006	2005
Net income attributable to shareholders (Million Baht)	21,929.07	16,917.50
Net income used to determine diluted earnings per share (Million Baht)	21,929.07	16,917.50
Weighted average number of outside ordinary shares in issue (no. of share, Million)	3,277.04	3,268.22
Adjustments for share options (no. of share, Million)	8.46	6.77
Weighted average number of outside ordinary shares for diluted earnings per share (no. of share, Million)	3,285.50	3,274.99
Diluted earnings per share (Baht)	6.67	5.17

17. Segment information

Primary reporting - business segments

	Consolidation for the period of nine months ended September 30, 2006						
	Exploration and Production			Pipeline	Others		
	Thailand	Other Southeast Asia	Middle East and others	Southeast Asia		Elimination	Group
Revenues - Third parties	10,916.83	869.11		2,126.20		-	13,912.14
- Related party	47,397.49	7,007.24		2,555.66		(2,555.66)	54,404.73
Total Revenues	58,314.32	7,876.35	-	4,681.86	-	(2,555.66)	68,316.87
Operating expenses	4,565.50	2,954.35	3.85	104.07		(2,874.17)	4,753.60
Administrative expenses	1,054.21	301.05	150.78	17.44			1,523.48
Exploration expenses							
- Dry hole	80.87	1,035.75	4.88				1,121.50
- Geological and geophysical	502.78	717.20	179.96				1,399.94
Depreciation, depletion and amortization	10,731.03	454.67	6.79	181.23			11,373.72
Royalties and remuneration	9,266.62	944.77					10,211.39
(Gain) loss on foreign exchange	(702.87)	45.34					(657.53)
Share of associates					12.74		12.74
Total Expenses	25,498.14	6,453.13	346.26	302.74	12.74	(2,874.17)	29,738.84
Segment result	32,816.18	1,423.22	(346.26)	4,379.12	(12.74)	318.51	38,578.03
Depreciation - general							(207.38)
Administrative expenses - general							(519.73)
Operating profit							37,850.92
Other income, net							190.13
Finance costs - Interest income							749.02
- Interest expenses							(950.46)
Gain on foreign exchange							363.87
Director's remuneration							(7.99)
Profit before tax							38,195.49
Tax - Project	(14,811.71)	(604.85)		(1,252.96)			(16,669.52)
- Group							403.10
Net Income	18,004.47	818.37	(346.26)	3,126.16			21,929.07
Assets							
Segment assets	88,009.35	16,649.01	5,090.29	6,223.14	986.56		116,958.35
Investments under equity method					415.13		415.13
Unallocated assets							32,833.95
Consolidated total assets							150,207.43
Liabilities							
Segment liabilities	43,234.55	5,638.14	294.51	2,027.58	181.67		51,376.45
Unallocated liabilities							16,245.08
Consolidated total liabilities							67,621.53
Capitalization costs	20,328.95	3,155.50	1,260.03	(715.21)	419.99		24,449.26

Consolidation for the period of nine months ended September 30, 2005

	Exploration and Production			Pipeline	Others		
	Thailand	Other Southeast Asia	Middle East and others	Southeast Asia		Elimination	Group
Revenues - Third parties	2,078.59	1,155.19		1,434.32			4,668.10
- Related party	36,570.00	6,149.65		2,303.71		(2,303.71)	42,719.65
Share of associates		40.21			99.57		139.78
Total Revenues	38,648.59	7,345.05	-	3,738.03	99.57	(2,303.71)	47,527.53
Operating expenses	2,868.62	2,686.40		118.85		(2,329.31)	3,344.56
Administrative expenses	961.57	252.01	63.31	18.87			1,295.76
Exploration expenses							
- Dry hole	1.39	81.29	115.82				198.50
- Geological and geophysical	426.15	126.29	79.82				632.26
Depreciation, depletion and amortization	5,716.26	443.42	3.24	180.31			6,343.23
Royalties and remuneration	4,984.67	776.06					5,760.73
(Gain) loss on foreign exchange	(269.81)	12.12					(257.69)
Loss from divestment		577.87					577.87
Total Expenses	14,688.85	4,955.46	262.19	318.03	-	(2,329.31)	17,895.22
Segment result	23,959.74	2,389.59	(262.19)	3,420.00	99.57	25.60	29,632.31
Depreciation - general							(135.82)
Administrative expenses - general							(552.60)
Operating profit							28,943.89
Other income, net							73.21
Finance costs - Interest income							531.42
- Interest expenses							(1,012.98)
Loss on foreign exchange							(93.73)
Director's remuneration							(6.99)
Profit before tax							28,434.82
Tax - Project	(9,929.78)	(921.45)		(742.42)			(11,593.65)
- Group							76.33
Net Income	14,029.96	1,468.14	(262.19)	2,677.58			16,917.50
Assets							
Segment assets	67,714.95	14,397.72	1,794.89	7,500.90	729.30		92,137.76
Investments under equity method					2,150.30		2,150.30
Unallocated assets							36,975.72
Consolidated total assets							131,263.78
Liabilities							
Segment liabilities	28,885.64	6,121.99	177.49	129.49	140.91		35,455.52
Unallocated liabilities							30,905.87
Consolidated total liabilities							66,361.39
Capitalization costs	31,269.88	2,087.81	1,197.09	13,031.09	1,084.04		48,669.91

The Group is organized into the following business segments:

- Exploration and production segment, the Group operates in oil and gas exploration and production activities both in domestic and overseas, either as an operator or as a joint venture partners with international oil and gas companies. Most of domestic projects locate in the Gulf of Thailand. Overseas projects locate in Southeast Asia, Middle East and North Africa. As of balance sheet date, the Group had 10 projects under production and 20 projects in development and exploration phases.
- Overseas pipeline segment, the Group has an investment with its joint venture partners to operate pipeline to transport natural gas from the exploration and production projects where the Group had working interest i.e. Yadana and Yetagun projects.
- Other segments, other operations of the Group mainly comprise investment in a project strategically connected to energy business. Neither of which constitute a separately reportable segment.

Secondary reporting – geographical segments

The Group's 2 business segments are managed on a worldwide basis. They operate in 3 main geographical areas:

	Consolidation for the period of nine months ended September 30, 2006			
	Thailand	Other Southeast Asia	Middle East and others	Group
Revenues - Third parties	10,916.83	2,995.31	-	13,912.14
- Related party	47,397.49	7,007.24	-	54,404.73
Segment assets	88,995.91	22,872.15	5,090.29	116,958.35
Investments under equity method	415.13	-	-	415.13
Capitalization costs	20,748.94	2,440.29	1,260.03	24,449.26
Consolidated total assets	122,244.99	22,872.15	5,090.29	150,207.43

	Consolidation for the period of nine months ended September 30, 2005			
	Thailand	Other Southeast Asia	Middle East and others	Group
Revenues - Third parties	2,078.59	2,589.51	-	4,668.10
- Related party	36,570.00	6,149.65	-	42,719.65
Segment assets	68,444.25	21,898.62	1,794.89	92,137.76
Investments under equity method	2,150.30	-	-	2,150.30
Capitalization costs	32,353.92	15,118.90	1,197.09	48,669.91
Consolidated total assets	107,570.27	21,898.62	1,794.89	131,263.78

18. Disclosure of Financial Instruments

Fair Value of Financial Instruments

Since the majority of the financial assets are short-term and that the loans carry interest at rates close to current market rates, the management believes that the fair value of the Company's financial assets does not materially differ from their carrying value.

The Company calculated fair value of long-term liabilities with fixed rate of interest by using the discounted cash flow based on discounted rate of borrowing with similar term while the cross currency interest and principal swaps have been based on quoted market rate. A comparison of the carrying value and fair value of these instruments is as follows:

	As at September 30, 2006	
	Carrying amount	Fair value
Unsecured and unsubordinated Yen 23 billion	7,379.55	7,538.17
Cross currency interest and principal swaps for Yen 23 billion debenture	7,274.44	7,223.18
Unsecured and unsubordinated USD 200 million	7,527.46	7,813.93
Unsecured and unsubordinated Baht 2,500 million	2,500.00	2,420.58
Cross currency interest and principal swaps for Baht 2,500 million debenture	2,289.37	1,998.42
Forward contract USD 50 million	1,948.58	1,877.00

19. Dividend

On April 5, 2006, the annual general meeting of the shareholders approved payment of a dividend for the year 2005 of Baht 13.50 per share to the Company's shareholders. The Company made an interim dividend payment to the shareholders, for the first-half-year operations of 2005 at the rate of Baht 5.50 per share and still has to pay the dividend for the second-half-year operations of 2005 at the rate of Baht 8 per share.

On July 28, 2006, the Board of Directors of the Company approved payment of an interim dividend for the first-half-year operations from January 1, 2006 to June 30, 2006 of Baht 1.71 per share.

20. Commitment and Contingent Liabilities

As at September 30, 2006, the Company had contingent liabilities which are letters of guarantee amounting to Baht 23.49 million in the financial statements of the Company and Baht 204.15 million in the consolidated financial statements.

On January 23, 2004, Arthit joint venture partners signed the Gas Sales Agreement with PTT. Following the gas sales condition, all partners has commitment to pay to PTT. The Company's portion to the commitment is approximately USD 32 million.

On January 28, 2005, the Board of Directors of the Company approved to provide a loan to the Energy Complex based on shareholding ratio of 50%, in the amount of Baht 800 million, being a part of the total loan amount Baht 1,600 million.

On June 19, 2006, PTTEPI has commitment to pay past costs to Chevron Offshore (Thailand) Limited amounting to USD 1.62 million and to Mitsui Oil Exploration Company Limited amounting to USD 0.67 million from the additional petroleum right in G4/43 project.

21. Significant Events During the Period

On March 15, 2006, PTTEPT was granted approval from the Cabinet to be the operator in the concession block G9/48 with 84% interest and block G12/48 with 44.4445% interest.

On June 19, 2006, PTTEPI was granted the additional petroleum right of 6.375% interest in G4/43 project. As a result, PTTEPI has 21.375% participation interest.

On June 28, 2006, PTTEP OM signed the exploration and production sharing agreement for block 58 in Oman. PTTEP OM is the operator with 100% participation interest.

22. Events after Balance Sheet Date

On October 6, 2006, the Company incorporated 3 subsidiary companies as follows:

- PTTEP Holding Company Limited with registered capital USD 50,000, consisting of 50,000 ordinary shares at USD 1 each, with 100% shareholding by PTTEPO.
- PTTEP Indonesia Company Limited with registered capital USD 50,000, consisting of 50,000 ordinary shares at USD 1 each, with 100% shareholding by PTTEP Holding Company Limited.
- PTTEP Bengara I Company Limited with registered capital USD 50,000, consisting of 50,000 ordinary shares at USD 1 each, with 100% shareholding by PTTEP Indonesia Company Limited.

The Audit Committee will authorize for issue of the financial statements on October 27, 2006.

2. Management Discussion and Analysis of Operating Results for Third Quarter of 2006

2.1 PTTEP Performance

In the overview, the Thai economy in the first nine months of 2006 demonstrated continuous growth in spite of having to overcome some hurdles that depressed Thai economic conditions such as the upward oil price and Thai political problem. The National Economic and Social Development Board (NESDB) has projected economic growth in 2006 in the range of 4.2% – 4.7 %.

Regarding petroleum sales, PTTEP's sales volume averaged 170,657 barrels of oil equivalent per day (BOED) in the first nine months of 2006. The projection of PTTEP's sales volume in 2006 is 172,000 BOED, which is lower than the target set earlier in 2006 at 179,000 BOED. Reasons for this decrease can be traced to the decrease of sales volume in the Nang Nuan project and the postponement of the first gas production in the Oman 44 project from the second quarter of 2006 to the fourth quarter of 2006.

Notable business developments at PTTEP and its subsidiaries in the third quarter of 2006 are summarized here.

PTTEP and joint venture partners (Sellers) in the Yadana project, located in the Gulf of Moattama, Myanmar, and PTT Public Company Limited (PTT) (Buyer) signed an Amendment Agreement to the Export Gas Sales Agreement (EGSA) of the Yadana project to increase the Daily Contractual Quantity (DCQ) from 525 million standard cubic feet per day (MMSCFD) to 565 MMSCFD (an average increase of 40 MMSCFD), effective from September 1, 2006.

In another development, PTTEP (Seller) and PTT (Buyer) signed a Crude oil Sales Agreement for the Shams field in the Oman 44 project, located in Sultanate of Oman. This marks a major PTTEP achievement in that it is the first time PTTEP has initiated a plan to sell crude oil from its overseas field to PTT.

2.2 Results of Operations

On August 8, 2006 the Company registered the change in its registered paid-up capital from Baht 3,275.11 million to Baht 3,285.49 million, as a result of the exercised warrants from Management and Employees to purchase the Company's stock under the Employee Stock Option Program (ESOP). The total number of shares exercised for this period was 10,378,800 shares at the par value of Baht 1 per share resulting in a total of 10,378,800 Baht. As of September 30, 2006 the outstanding number of warrants was 7.3 million units.

On July 28, 2006 the Board of Directors of the Company passed a resolution for the payment of an interim dividend from petroleum income to the shareholders for the first half-year operations at the rate of Baht 1.71 per share on August 28, 2006.

On October 2, 2006 PTTEPI redeemed its unsubordinated bonds which were guaranteed by the Company. The Bonds carried interest rate of 7.625% per annum, payable every six months, with a maturity of 10 years. The redemption included the principal of USD 200 million together with the final interest payment of USD 7.625 million.

2.2.1 Results of Operations - Quarterly Comparison

Earnings summary (Unit : Millions of Baht, excepting Baht per share amounts)	2nd Quarter 2006	3rd Quarter 2006	3rd Quarter 2005
Income from continuing operations			
Exploration and production	6,385	5,651	6,414
Pipelines	1,064	1,138	962
Others	(172)	24	(193)
Total net income	**7,277**	**6,813**	**7,183**
Diluted earnings per share – from continuing operations	2.21	2.07	2.19
Total Revenues - from Current Operational Results	23,688	23,896	19,987

Third Quarter of 2006 compared with Third Quarter of 2005

For the results of operations in the third quarter of 2006, PTTEP and its subsidiaries' net profit was Baht 6,813 million or Baht 2.07 per share-diluted, a decrease of Baht 370 million or 5% from the same period last year, in which net profit was Baht 7,183 million or Baht 2.19 per share-diluted. Return on shareholders' equity for this quarter was 33.29%

For this quarter, the total revenue was Baht 23,896 million, an increase of Baht 3,910 million or 20% from the same period last year (Baht 19,986 million). This increase was mainly due to an increase in petroleum sales of Baht 3,444 million or 18%, resulting from the higher average petroleum sales price to USD 38.25 per barrel of oil equivalent (BOE) against the same period last year (USD 31.47 per BOE), and an increase in sales volume in this quarter to 168,830 barrels of oil equivalent per day (BOED) compared with the same period last year of 160,678 BOED. This increased sale mainly came from the crude oil sales from the B8/32 & 9A project, natural gas sales from the Bongkot and Yadana projects and condensate sales from the Pailin project.

However, the sales from the Yetagun project decreased in this quarter in relevant to the decrease in the benefit of cost recovery in portion of production sharing since April 2006 and there was a crude sale lag time in the Nang Nuan project.

PTTEP and its subsidiaries received higher revenue from pipeline transportation, which was proportionally recorded from gas pipeline transportation in Moattama Gas Transportation Company (MGTC) and Taninthayi Pipeline Company LLC (TPC), and the higher interest income as a result of higher fixed deposit rates.

PTTEP and its subsidiaries incurred expenses in this quarter of Baht 11,358 million, an increase of Baht 3,887 million or 52% from the same period last year (Baht 7,471 million). This increase was the result of

(1) Increased exploration expenses, mainly due to the write-off of dry wells in the Myanmar M7 & M9, Vietnam 16-1, L22/43 and G4/43 projects, and

the seismic cost from the Vietnam 16-1, Vietnam B&48/95, Algeria 433a & 416b and Indonesia Merangin-1 projects.

(2) Higher depreciation and amortization expenses, mainly from the depreciation of the B8/32 & 9A and S1 projects as a result of additional completed oil and gas properties, and the amortization of the excess of the acquiring cost in Orange Energy Limited and B8/32 Partner Limited.

(3) Increased petroleum royalties and remuneration as a result of higher sales revenue and the cost of Special Remuneratory Benefits under Petroleum Act (No.4) B.E. 2532.

(4) Decreased operating expenses, mainly due to the crude sales lag time in the Nang Nuan project, so the related cost (the contract rate has already been adjusted as per the new agreement) was transferred to the inventory.

PTTEP and its subsidiaries had a share of loss from investment in PTT ICT Solution Co. Ltd. and Energy Complex Co. Ltd. amounting to Baht 10 million and Baht 1 million respectively.

For this quarter, PTTEP and its subsidiaries had a foreign exchange gain of Baht 173 million from the strengthened Baht.

PTTEP and its subsidiaries incurred higher income tax expenses of Baht 428 million as a result of higher taxable profits.

Third Quarter of 2006 compared with Second Quarter of 2006

For the results of operations in the third quarter of 2006, PTTEP and its subsidiaries' net profit was Baht 6,813 million or Baht 2.07 per share-diluted, a decrease of Baht 464 million or 6% from the previous quarter's net profit of Baht 7,277 million, or Baht 2.21 per share-diluted.

For this quarter, the total revenue was Baht 23,896 million, an increase of Baht 208 million or 1% from the previous quarter (Baht 23,688 million). This increase was mainly due to an increase in petroleum sales of Baht 83 million, resulting from the higher average petroleum sales price to USD 38.25 per BOE against the previous quarter (USD 37.61 per BOE). However, sales volume decreased in this quarter to 168,830 BOED when compared with the previous quarter (171,662 BOED), resulting from lag time in crude oil sale of Nang Nuan project and the lower crude sales volume in the B8/32 & 9A project due to the remaining crude inventory which were subsequently offloaded in the fourth quarter.

In this quarter, PTTEP and its subsidiaries incurred expenses of Baht 11,358 million, an increase of Baht 824 million or 8% from the previous quarter (Baht 10,534 million). This increase was mainly the effect of

(1) Higher exploration expenses, mainly due to the write-off of dry wells in the Myanmar M7 & M9, Vietnam 16-1, L22/43 and G4/43 projects, and the seismic cost from the Vietnam 16-1, Vietnam B&48/95, Algeria 433a & 416b and Indonesia Merangin-1 projects.

(2) Increased depreciation and amortization expenses, mainly as a result of the additional completed oil and gas properties in the B8/32, S1 and Bongkot projects.

(3) Decreased operating expenses, mainly due to crude sale lag time in the Nang Nuan project, so the related cost was transferred to inventory.

2.2.2 Results of Operations – The First Nine Months Comparison

Earning summary (Unit : Millions of Baht excepting Baht per share amounts)	First Nine Months **2006**	 **2005**
Income from continuing operations		
Exploration and production	18,477	15,236
Pipelines	3,126	2,678
The others	326	(996)
Total net income	**21,929**	**16,918**
Diluted earnings per share – from continuing operations	6.67	5.17
Total Revenues - from Current Operational Results	70,277	48,296

The results of operations for the first nine months of 2006, PTTEP and its subsidiaries' net profit was Baht 21,929 million or Baht 6.67 per share-diluted, an increase of Baht 5,011 million or 30% when compared with the first nine months of 2005 net profit of Baht 16,918 million or Baht 5.17 per share-diluted.

For the first nine months of 2006, total revenues of PTTEP and its subsidiaries amounted to Baht 70,277 million, an increase of Baht 21,981 million or 46% when compared with Baht 48,296 million for the first nine months of 2005. This increase was mainly due to an increase in sales of petroleum of Baht 20,238 million or 44%, resulting from the higher average petroleum sales price to USD 36.72 per BOE when compared with the first nine months of 2005 at USD 28.50 per BOE. In addition, sales volume increased to 170,657 BOED when compared with the first nine months of 2005 (147,532 BOED). The higher sales derived mainly from the crude oil sales from the B8/32 & 9A and S1 projects, the natural gas and condensate sales from the Pailin and Bongkot projects and the natural gas sales from the Yadana project.

For the first nine months of 2006, the sales of the Yetagun project decreased in relevant to the decrease in the benefit of cost recovery in portion of production sharing since April 2006.

PTTEP and its subsidiaries received higher revenue from pipeline transportation, which was proportionally recorded from gas pipeline transportation in Moattama Gas Transportation Company (MGTC) and Taninthayi Pipeline Company LLC (TPC), and the higher interest income as a result of higher fixed deposit rates. In addition, the other income increased mainly due to the revenue from the training center of PTTEP Services and the compensation from the contractor in the Nang Nuan project.

PTTEP and its subsidiaries incurred expenses for the first nine months of 2006 amounting to Baht 31,131 million, an increase of Baht 12,283 million or 65% when compared with Baht 18,848 million for the first nine months of 2005. This increase was the effect of

(1) Higher depreciation and amortization expenses, mainly due to the additional completed assets in the B8/32 & 9A, S1 and Bongkot projects, and the amortization of the excess of the acquiring cost in Orange Energy Limited and B8/32 Partners Limited.

(2) Increased exploration expenses, mainly due to the write-off of dry wells in the Myanmar M7 & M9, Vietnam 16-1, L22/43 and G4/43 projects, and the seismic cost from the Vietnam 16-1, Vietnam B&48/95, Algeria 433a & 416b and Indonesia Merangin-1 projects.

(3) Rising operating expenses, mainly due to the cost from the B8/32 & 9A project, the logistic and maintenance cost from the Bongkot project including the maintenance cost from the S1 project.

(4) Increased administration expenses, mainly due to higher operating activities from the B8/32 & 9A, Oman 44, Myanmar M7&M9, Iran Saveh, Indonesia Merangin-1 and Cambodia B projects, including the amortization of up-front payment to PTT Public Co. Ltd. in accordance with Bongkot Gas Sales Agreement.

(5) Higher petroleum royalties and remuneration as a result of higher sales revenue and the cost of Special Remuneratory Benefits under Petroleum Act (No.4) B.E. 2532.

PTTEP and its subsidiaries had a foreign exchange gain for the first nine months of 2006 amounting to Baht 1,021 million when compared with the first half of 2005 at Baht 164 million because of the strengthened Baht.

For the first nine months of 2006, PTTEP and its subsidiaries incurred higher income tax expenses of Baht 4,749 million as a result of higher taxable profits

2.3 Financial position

As of September 30, 2006, PTTEP and its subsidiaries had total assets of Baht 150,207 million, or Baht 6,890 million (5%) higher than at the end of 2005. This increase was mainly due to an increase in oil and gas properties of Baht 11,944 million, mainly from the higher investment in the Arthit, Bongkot, S1 and Oman 44 projects whereas the decreased current assets amounted to Baht 4,871 million were mainly due to the lower cash and cash equivalent from the investment in oil and gas properties, including income tax payments and dividend payment.

Most of the current assets as of September 30, 2006 were cash and cash equivalents, parent company receivables, and accounts receivables. A large proportion of the non-current assets were (1) assets used in joint-venture exploration and production, presented under the title of Property, Plant, and Equipment, and (2) investments in associated companies, Energy Complex Co., Ltd., and PTT ICT Solutions Co., Ltd. presented under the title of Investment Accounted for under Equity Method.

PTTEP and its subsidiaries had total liabilities of Baht 67,621 million, which were lower than at the end of 2005 by Baht 3,999 million, mainly resulting from decreased income tax payable of Baht 1,902 million due to income tax payment as mentioned above and the lower value of the US Dollar liabilities by Baht 1,606 million from the strengthened Baht.

In this quarter, the increase in the current portion of long-term loan from the unsecured unsubordinated bonds which was entered into a swap agreement to swap Yen for USD 193 million and will be redeemed on September 2007.

PTTEP issued warrants to directors, management and employees of 2 million units on August 1, 2002, 2 million units on August 1, 2003, 2.8 million units on August 1, 2004, 2.8 million units on August 1, 2005 and 2.8 million units on August 1, 2006, with the exercise prices of Baht 111 per share, Baht 117 per share, Baht 183 per share, Baht 278 per share and Baht 456 per share respectively. As of April 12, 2006 the company registered the change in its par value from Baht 5 each with 664.40 million ordinary shares to be Baht 1 each with 3,322 million ordinary shares. The change of its par value affected the exercise ratio of the warrants from 1:1 to be 1:5 including the exercise price from Baht 111, Baht 117, Baht 183, Baht 278 and Baht 456 to be Baht 22.20, Baht 23.40, Baht 36.60, Baht 55.60 and Baht 91.20 respectively. As of September 30, 2006, the total number of shares exercised was 25.49 million shares and the outstanding number of warrants was 7.3 million units.

On August 8, 2006 the Company registered the change in its registered paid-up capital to Baht 3,285.49 million for the issuance and paid-up of 3,285.49 million ordinary shares.

For the first nine months of 2006, PTTEP and its subsidiaries had a net cash flow from operations of Baht 27,482 million. The majority of this was cash received from operating activities.

PTTEP and its subsidiaries had a net cash flow used in investment activities of Baht 25,260 million, mainly resulting from (1) the higher investment in oil and gas properties in the Arthit, Bongkot, S1 and Oman 44 projects (2) the investment in PTT ICT Solutions Co., Ltd.

PTTEP and its subsidiaries had a net cash flow used in financing activities of Baht 10,476 million due to (1) a dividend payment for the second half of 2005 to shareholders, Baht 8 per share, amounting to Baht 5,239 million (2) 2006 interim dividend payment to shareholders, Baht 1.71 per share, amounting to Baht 5,616 million and (3) cash received from the issuance of ordinary shares for the exercise of warrants of Baht 380 million.

As of September 30, 2006, PTTEP and its subsidiaries had cash and cash equivalents of Baht 22,143 million, a decrease of Baht 8,364 million from the end of 2005. The company invested its surplus cash in short-term financial instruments carrying low risks such as Treasury Bills, Promissory Notes, and deposits with commercial banks, where emphasis is given to security and liquidity.

2.4 Impacts on Operational Results

The first risk that may influence PTTEP business concerns the increased cost of goods and services in the E&P business, such as rig cost and service contract cost, which have increased about 30 -50% from the previous year. Additionally, there has been a shortage of service providers for exploration drilling and facility construction as a result of the fierce competition currently existing in the E&P business, particularly when oil prices are high. However, PTTEP has a mitigation plan to effectively contain cost by applying several approaches. Firstly, PTTEP has applied a concept of economics of scale for multiple project procurement, such as for casing and tubing procurement, to gain more negotiating power. Secondly, PTTEP has applied a concept of sharing for rig contract and logistic costs, such as for boat and helicopter services, among assets. Thirdly, PTTEP has applied engineering concept to streamline well and wellhead platform design to reduce cost. As a result, PTTEP's lifting costs in the first nine months of 2006 was USD 2.1 per BOE, which is lower than the average of the other companies in the region. In addition, company expenditures in first 9 months of 2006 were only 82% of the projected budget for this time period.

The second risk is the volatility of oil prices from the beginning of the year, initially at USD 60 per barrel, which then peaked in August at almost USD 80 per barrel, and currently to below USD 60 per barrel. To deal with this volatility, PTTEP has applied a risk management approach to handling the volatility of oil prices as follows. Firstly, PTTEP instituted a safeguard investment on the M&A of producing assets with unit cost controls directing PTTEP not to acquire producing assets at the peak oil price in August. Secondly, PTTEP has closely monitored and studied the best possible approach regarding unpredictable oil prices, hedging with a clear direction on risk management of these volatile oil prices and not just focusing on profitability.

Geopolitical uncertainty is the third risk that may affect PTTEP investments, especially in countries such as Myanmar and Iran. Geopolitical risk management matrix and mitigation were applied by employing scenario planning with a warning system that would alert PTTEP of current events and trends, e.g., possible UN sanctions that might impact upon the PTTEP portfolio and investments.

The fourth is a human resources shortage risk. PTTEP has realized the importance of a strong human resources team as a strategic partner for its sustainable growth, and has thus continuously improved its capability in terms of human resources. Key process improvements are a high potential development system, manpower planning system, and competency management system. In addition, PTTEP is seriously considering the use of Thai contracted personnel, expatriate secondees and contractors, and local personnel in international assets to meet urgent requirements, given a shortage of human resources in these locations.

Finally, the issue of governmental policy on natural gas proportional decreases in future power plants, which have been instituted to diversity the country's fuel mixed pattern, may not influence PTTEP business. This is because there is a strong domestic natural gas demand, which is caused by the insufficient supply of indigenous natural gas.